VIA EDGAR AND OVERNIGHT COURIER SERVICE

October 15, 2009

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Re:	First Banks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Quarterly Period Ended June 30, 2009
File No. 001-31610

Dear Mr. West:

This letter is submitted by First Banks, Inc. (“First Banks” or the “Company”) in response to the comment contained in your letter (the “Comment Letter”), dated September 30, 2009, regarding the above-referenced filings.

The response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from the Comment Letter.

Form 10-Q filed for the period ended June 30, 2009

Item 1.  Financial Statements

Notes to Consolidated Financial Statements

1.
We note your response to prior comment 5.  Provide us with your goodwill impairment analysis performed during the second quarter ended June 30, 2009.  The analysis should clearly address and explain the results and management conclusions reached under both the Step 1 and Step 2 tests performed under SFAS 142.  Further, provide us with your sensitivity discussion addressing the critical assumptions as it would have appeared for the second fiscal quarter of fiscal 2009.

Mr. Hugh West
October 15, 2009

The Company’s goodwill impairment analysis performed during the second quarter ended June 30, 2009 is attached hereto as Exhibit A.

The Company’s sensitivity discussion addressing the critical assumptions utilized in Step 1 and Step 2 of the tests performed under SFAS 142 as it would have appeared in place of the last paragraph of Note 3 to the Company’s Quarterly Report on Form 10-Q for the second quarter of fiscal 2009 is as follows:

“As a result of adverse changes in the Company’s business climate resulting from continued deterioration in the loan portfolio and other factors, the Company performed an interim period goodwill impairment analysis as of June 30, 2009. The Step 1 analysis of the interim goodwill impairment test indicated the carrying amount of First Banks’ single reporting unit exceeded the estimated fair value. Therefore, Step 2 testing was required. First Banks determined, as a result of the Step 2 analysis, that the goodwill assigned to First Banks’ single reporting unit was not impaired as of June 30, 2009.

First Banks believes the estimates and assumptions used in the goodwill impairment test are reasonable. However, further deterioration in the outlook for credit quality or other factors could impact the fair value of the single reporting unit as determined under Step 1 of the goodwill impairment test. A decrease in the fair value of the reporting unit would decrease the implied fair value of goodwill as further determined under Step 2 of the goodwill impairment test.

Step 2 of the goodwill impairment test compared the implied fair value of goodwill with the carrying value of goodwill. The implied fair value of goodwill is determined in the same manner as the determination of the amount of goodwill recognized in a business combination. The fair value of a reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The fair value allocated to all of the assets and liabilities of the reporting unit requires significant judgment, especially for those assets and liabilities that are not measured on a recurring basis such as certain types of loans. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The fair value assigned to loans significantly affected the determination of the implied fair value of the Company’s single reporting unit’s goodwill at June 30, 2009. The implied fair value of a reporting unit’s goodwill will generally increase if the fair value of the reporting unit’s loans is less than the carrying value of the reporting unit’s loans. The fair value of the reporting unit’s loans was derived from discounted cash flow analyses. Loans were grouped into over 50 loan pools based on similar characteristics such as maturity, payment type and payment frequency, and rate type and underlying index. These cash flow calculations include assumptions for prepayment estimates over the loan’s remaining life, considerations for the current interest rate environment compared to the weighted average rate of the loan portfolio, a credit risk component based on the historical and expected performance of each loan portfolio stratum and a liquidity adjustment related to the current market environment. To the extent any of these assumptions change in the future, the implied fair value of the reporting unit’s goodwill could change materially. A decrease in the discount rate utilized in deriving the fair value of the reporting unit’s loans would decrease the implied fair value of goodwill.

Mr. Hugh West
October 15, 2009

Due to the current economic environment and the uncertainties regarding the impact on the Company’s reporting unit, there can be no assurances that the Company’s estimates and assumptions made for the purposes of the Company’s goodwill impairment testing will prove to be accurate predictions in the future.  Significant changes to the Company’s estimates and assumptions that may become necessary in the future may result in future goodwill impairment that may materially affect the carrying value of the Company’s assets and operating results.”

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments regarding the Company’s applicable disclosure requirements and we hope that you will find the information contained in this letter and the supplemental materials to be fully responsive to the Comment Letter.  We look forward to your response and appreciate your assistance regarding the Company’s compliance with its applicable disclosure requirements.  Should you have any questions with respect to the foregoing or need further information, please contact Terry McCarthy, President and Chief Executive Officer, at (314) 854-5401 or me at (314) 592-6603.

Very truly yours,

/s/ Lisa K. Vansickle
Lisa K. Vansickle
Senior Vice President and Chief Financial Officer

Enclosures

Exhibit A
First Banks, Inc.
Goodwill Impairment Analysis
June 30, 2009

Summary:
Statement of Financial Accounting Standards (SFAS) No. 142 — Goodwill and Other Intangible Assets (SFAS 142) requires that goodwill and intangible assets with indefinite useful lives be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 — Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

Goodwill is subject to impairment testing at the reporting unit level.  A reporting unit is the same as, or one level below, an operating segment.  A component of an operating segment (i.e., one level below) is required to be identified as a reporting unit if the component meets all of the following criteria:

➢	It is a business for which discrete financial information is available;

➢	Segment management regularly reviews the operating results; and

➢	It has economic characteristics that are different from the economic characteristics of the other components of the operating segment.

For purposes of evaluating economic characteristics of a component of an operating segment, the criteria for aggregation are:

➢	Similar economic characteristics (e.g., similar long-term average gross margins);

➢	The nature of the products and services;

➢	The nature of the production process;

➢	The type or class of customer for the products or services;

➢	The methods used to distribute products and provide services; and

➢	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

In accordance with SFAS 142, First Banks, Inc. (First Banks) has determined that its subsidiary bank, First Bank, represents the only individual reporting unit.

On December 31, 2008, First Banks completed its annual goodwill impairment testing as required under SFAS 142 and determined there was no goodwill impairment losses required to be recorded in the consolidated financial statements.  Disclosures surrounding the results of this annual goodwill impairment testing were included in First Banks’ Annual Report on Form 10-K. SFAS 142 requires goodwill to be tested on an interim basis if an event or circumstance indicates it is more likely than not that an impairment loss has been incurred. Examples of such events or circumstances include:

➢	Adverse changes in legal factors, business climate, or regulatory environment;

➢	Unanticipated competition;

➢	Loss of key personnel;

➢	A more-likely-than-not expectation that a reporting unit or a significant component of a reporting unit will be sold or otherwise disposed of;

➢	A significant asset group within a reporting unit is tested for recoverability under SFAS 144; and

➢	A subsidiary that is a component of the reporting unit recognizes a goodwill impairment loss in its separate financial statements.

As a result of First Banks’ net loss for the three and six months ended June 30, 2009, First Banks determined that there were adverse changes in the business climate. As such, First Banks performed an interim goodwill impairment test as of June 30, 2009 as further described in the following paragraphs and summarized in the attached Fair Value Consolidated Balance Sheet.

Performing the Interim Impairment Test:
The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill).  Estimates of the fair value of the reporting unit should be based on the best information available.  Fair value refers to the amount at which the reporting unit could be bought or sold in a current transaction between willing parties.  Valuation methods may consist of using quoted market prices, where available, as well as techniques such as earnings or revenue multiples, discounted cash flow, etc.  Where fair value is determined in accordance with present value techniques, estimates of fair value should incorporate assumptions marketplace participants would use in making their estimates of fair value.

If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit.  All assets (not just long-lived assets under SFAS 144) required to be tested for impairment would be tested and, where necessary, the carrying amount would be adjusted for impairment before the first step of the goodwill impairment test is performed (i.e., the adjusted carrying amount of the asset would be used as the new basis in the goodwill impairment test).  The impact of the pre-goodwill impairment analysis is that the carrying value of the reporting unit is less likely to exceed its fair value.  The second step of the test will only need to be performed in instances where the reporting unit’s fair value is less than its carrying amount.

Step 1
First Banks has elected to determine the fair value of First Bank based upon the estimated market price at which the individual reporting unit could be sold in a current transaction between willing parties. Because First Banks does not have any publicly traded common stock, First Banks does not have a market capitalization as an indicator of fair value.  In applying the market approach, First Banks selected 13 Midwest publicly-traded financial institutions with asset and earnings levels similar to First Banks. In recognition of First Banks’ financial performance for the first six months of 2009, First Banks averaged the lowest six price-to-tangible book ratios within this peer group of 13 financial institutions and applied the resulting percentage of 60.50% to the tangible book value of First Banks. First Banks believes this to be a reasonable ratio for purposes of this analysis at June 30, 2009.

Investors are willing to pay a premium for control of a company, as evidenced by the historical premiums typically paid in mergers and acquisitions. A control premium of 35% based on our review of premiums paid over the past 18 months as of December 31, 2008 was applied as of June 30, 2009.

Based on the results of this analysis, First Banks determined the total fair value of First Banks’ stockholders’ equity to be $478.7 million at June 30, 2009, or $316.0 million less than the carrying value of the net assets of First Banks. As such, First Banks did not pass step #1 of the interim goodwill impairment test and step #2 testing is necessary (as further described below).

Step 2
Step 2 of SFAS 142 measures the impairment of goodwill by comparing its carrying value to its implied fair value. SFAS 142 states that the implied fair value of goodwill should be determined in the same manner as goodwill is determined in a business combination. The fair value of the reporting unit should be allocated to the fair value of its assets and liabilities as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. The remainder of the excess of the fair value of the reporting unit over the fair value of its tangible and intangible assets and liabilities is the implied current fair value of goodwill. SFAS 141 provides guidance for allocating the purchase price in business combinations, which includes identifying and quantifying intangible assets as well as valuing such items.

The following discussion describes First Banks’ valuation approach with respect to each major class of asset and liability:

Cash and due from banks, Federal funds sold and interest-bearing deposits
The carrying values reported in the consolidated balance sheet approximate fair value.

Investment securities
The fair value of investment securities is based on quoted market prices where available. If quoted market prices are not available, the fair value is based on quoted market prices of comparable instruments. For purposes of this analysis, First Banks does not have a fair value adjustment as there is only a $717,000 difference between fair value and carrying value associated entirely with the held-to-maturity securities portfolio.  The total investment securities portfolio was $691.3 million at June 30, 2009.

Loans held for portfolio
First Banks has $7.61 billion of non-impaired loans held for portfolio ($7.42 billion net of allowance for loan losses and unearned discount) and $494.4 million of impaired loans held for portfolio ($404.4 million net of allowance for loan losses) at June 30, 2009. Loans were grouped into over 50 loan pools based on similar characteristics such as maturity, payment type and payment frequency, and rate type and underlying index. The fair value of non-impaired loans held for portfolio was estimated utilizing discounted cash flow calculations. These cash flow calculations include assumptions for prepayment estimates over the loans’ remaining life, considerations for the current interest rate environment compared to the weighted average rate of the loan portfolio, a credit risk component based on the historical and expected performance of each loan portfolio stratum and a liquidity adjustment related to the current market environment. First Banks determined the fair value of its non-impaired loans held for portfolio to be $6.798 billion at June 30, 2009, or $618.3 million less than the carrying value. The following paragraphs describe each component of First Banks’ discounted cash flow approach utilized to complete the fair value analysis of non-impaired loans held for portfolio:

Principal and interest cash flows
The monthly principal and interest cash flows were projected based on the payment type (balloon, amortizing, etc.), rate type (fixed or variable), weighted average coupon, and weighted average maturity of each loan portfolio stratum.

Prepayment rates
Different prepayment rates were applied to the principal outstanding based on the type of loan, where appropriate. Prepayments were based on a constant prepayment rate (CPR) across the life of a loan. For residential mortgages and other loan types where national CPR rates were reported, prepayment rates were obtained from the Bloomberg system as of the valuation date. For commercial real estate and business loans where no specific prepayment data was available from national sources, First Banks utilized a 5% prepayment speed, consistent with the assumption utilized at December 31, 2008.

Discount rates
First Banks estimated discount rates with a consideration of funding costs, a required rate of return on equity capital, plus adjustments reflecting servicing costs and an illiquidity premium. Because First Banks separately evaluates the required allowance for loan losses, the allowance for loan losses was deducted from the fair value determined to calculate fair value on a credit-risk adjusted basis. The discount rate used to analyze the fair value of loans held for portfolio considered the following:

➢	A cost of funds rate reflecting First Banks’ alternative funding costs incurred to fund the loan portfolio;

➢	A capital charge based on a pre-tax required equity return of 1.55% of the loan principal balance;

➢	A servicing cost of 50 basis points for all loans based on historical experience; and

➢
A liquidity premium of 5.54% as a result of considering systematic liquidity risk, or the liquidity risk associated with financial instruments that are uniquely designed and generally having limited covenants and borrower-specific terms and conditions, as well as unsystematic liquidity risk. The unsystematic liquidity risk addresses specific conditions related to the following:

•	The market characteristics of construction loans, including but not limited to the unfinished nature of collateral securing the project, and the turmoil in the construction markets;

•
The market characteristics of residential real estate loans, in particular subprime and Alt A mortgage loans and home equity loans, including but not limited to the decline in values of residential real estate and current market perception of these loan types; and

•	The market characteristics of commercial real estate loans, including turmoil in the commercial real estate market and market perception.

For impaired loans, First Banks measures the impairment in accordance with SFAS No. 114 – Accounting by Creditors for Impairment of a Loan.  Impairment is measured by reference to an observable market price, if one exists, the expected future cash flows of an impaired loan discounted at the loan’s effective interest rate, or the fair value of the collateral for a collateral-dependent loan.  In most cases, First Banks measures fair value based on the value of the collateral securing the loan.  Collateral may be in the form of real estate or personal property, including equipment and inventory. The vast majority of the collateral is real estate. The value of the collateral is determined based on third party appraisals as well as internal estimates. First Banks determined the fair value of its impaired loans to be $404.4 million at June 30, 2009. The fair value equals the principal balance of the loans less any allocated allowance for loan losses at June 30, 2009. As such, the fair value on First Banks’ impaired loans equals the carrying value.

Loans held for sale
The fair value of loans held for sale, which is the amount reported in the consolidated balance sheet, is based on quoted market prices where available.  If quoted market prices are not available, the fair value is based on quoted market prices of comparable instruments.

Core deposit intangible
First Banks’ deposit base provides value as it serves as a source of below market rate funds. First Banks realizes a cost savings between the cost of deposits and the cost of alternative funding. A deposit is considered core when it is stable and has a material benefit relative to alternative funding sources. First Banks’ core deposit base consists of noninterest-bearing demand deposits, interest-bearing demand deposits, money market and savings accounts. Certificates of deposit and IRA accounts are not considered to be core deposits because First Banks pays near or above market rates on these deposits, and considering the related cost to service these deposits.

First Banks calculated the fair value of its core deposit intangible utilizing the following assumptions:

➢	Runoff rates based on calculations of historical depositor attrition by account type and age;

➢	Cost of the deposit base based on the sum of the interest and net maintenance costs;

➢	Interest costs equal to the sum of the interest paid on all of the accounts in the deposit base;

➢	Net maintenance cost based on factors such as FDIC insurance rates, cost of reserve requirements, service charges and other related revenue; and

➢	Cost of alternative funds based on brokered certificates of deposit.

Based on the results of this analysis, First Banks calculated the fair value of its core deposit intangible to be $160.1 million at June 30, 2009, or $124.6 million in excess of its carrying value.

Tradename
First Banks determined the fair value of its trade name based on the results of its analysis as of December 31, 2008 resulting in a fair value of $14.3 million. First Banks utilized information such as revenue projections and approximate royalty rate.

Deposits
The fair value of deposits generally payable on demand (i.e., noninterest-bearing and interest-bearing demand, and savings and money market accounts) is considered equal to their respective carrying amounts in the consolidated balance sheets. The fair value of time deposits was estimated using discounted cash flows that applied interest rates currently being offered on similar deposits to a schedule of aggregated monthly maturities of time deposits. First Banks determined the fair value of other borrowings to be $37.3 million greater than the carrying value at June 30, 2009.

Other borrowings
Other borrowings consist of Federal Home Loan Bank advances and repurchase agreements at June 30, 2009. The fair value of fixed rate borrowings is based on quoted market prices. The carrying value of variable rate borrowings approximates fair value. First Banks determined the fair value to be $6.1 million greater than carrying value at June 30, 2009.

Subordinated debentures
First Banks has 13 issues of subordinated debentures outstanding as of June 30, 2009. First Banks identified 12 comparable issuances of subordinated debentures issued recently and compared the spread on First Banks’ subordinated debentures to the recent issuances. The contractual interest paid for the subordinated debentures was projected on a quarterly basis and discounted to its present value using the market rate of interest determined from the comparable issues. First Banks determined the fair value of the subordinated debentures to be $83.9 million less than the carrying value at June 30, 2009.

Bank premises and equipment, bank-owned life insurance, other real estate, other assets and other liabilities
The carrying values reported in the consolidated balance sheet are presumed to approximate the fair value for purposes of step #2 of the goodwill impairment analysis.

Deferred tax assets and liabilities
For purposes of step #2 of the goodwill impairment analysis, the tax bases used to measure deferred tax assets and liabilities should be those resulting from the tax structure assumed when estimating the fair value of First Banks under step #1 of the goodwill impairment test.  Step #1 of the goodwill impairment test assumed First Bank would be sold in a nontaxable transaction based on the current market environment and the feasibility of alternative transactions.

In a nontaxable transaction, the amount of net operating loss carryforwards and built-in losses which can be utilized annually by an acquiring enterprise of First Bank would be limited. Section 382 of the Internal Revenue Code imposes limits on the amount of net operating losses and built-in losses that can be applied annually against income in the event of certain ownership changes.

As a result of the above, First Banks has assumed that a deferred tax asset and/or liability would not be recorded in step #2 of the goodwill impairment test for the difference between the fair value and carrying value of First Banks’ assets and liabilities due to probable limitations of the utilization of net operating loss carryforwards and built-in losses of a potential acquirer. To the extent an acquirer would be able to record a deferred tax asset, it would likely increase the fair value of First Banks which would result in no impact to the goodwill impairment test.

Step #2 Conclusion:
Based on the results of the analysis described above and summarized in the attached Fair Value Consolidated Balance Sheet, First Banks determined that the implied fair value of goodwill is $392.4 million, or $122.8 million, greater than the carrying value of $269.5 million at June 30, 2009. Therefore, First Banks determined there was no goodwill impairment as of June 30, 2009.

First Banks, Inc.
Fair Value Consolidated Balance Sheet
June 30, 2009

	Carrying	Fair Value	Estimated
Assets:	Value	Adjustments	Fair Values
Cash and due from banks	147,654	-	147,654
Federal funds sold and interest-bearing deposits	725,825	-	725,825
Investment securities	691,338	-	691,338
Loans:			-
Loans held for portfolio (Non-impaired)	7,620,437	(624,840)	6,995,597
Unearned discount	(6,576)	6,576	-
Allowance for loan losses (Non-impaired)	(197,355)	-	(197,355)
Total non-impaired loans	7,416,506	(618,264)	6,798,242

Loans held for portfolio (Impaired)	494,364	-	494,364
Allowance for loan losses (Impaired Loans)	(89,962)	-	(89,962)
Total impaired loans	404,402	-	404,402

Loans held for sale	88,823	-	88,823
Net loans	7,909,731	(618,264)	7,291,467

Bank premises and equipment	233,164	-	233,164
Goodwill	269,533	122,818	392,351
Other intangible assets	35,539	(35,539)	-
Core deposit intangible	-	160,141	160,141
Tradename	-	14,300	14,300
Bank-owned life insurance	26,207	-	26,207
Other real estate	156,944	-	156,944
Deferred tax asset	22,465	-	22,465
Other assets	177,265	-	177,265
Total assets	10,395,665	(356,544)	10,039,121

Liabilities:
Deposits:
Noninterest-bearing demand	1,337,821	-	1,337,821
Interest-bearing demand	929,224	-	929,224
Savings	381,349	-	381,349
Money market	2,512,130	-	2,512,130
Time deposits	3,548,821	37,276	3,586,097
Total deposits	8,709,345	37,276	8,746,621

Other borrowings	439,758	6,062	445,820
Subordinated debentures	353,866	(83,882)	269,984
Deferred income taxes	31,197	-	31,197
Other liabilities	66,796	-	66,796
Total liabilities	9,600,962	(40,544)	9,560,418

Stockholders' Equity:
Preferred stock Class A and B	13,063	-	13,063
Preferred stock - TARP	297,036	-	297,036
Common stock	5,915	-	5,915
Additional paid-in capital	12,480	-	12,480
Retained earnings	345,989	(316,000)	29,989
Noncontrolling interest in subsidiaries	119,904	-	119,904
Accumulated other comprehensive income (loss)	316	-	316
Total stockholders' equity	794,703	(316,000)	478,703
Total liabilities and stockholders' equity	10,395,665	(356,544)	10,039,121